

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Kevin Danahy
Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

> **Re: Pulse Biosciences, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 15, 2024**
> **File No. 333-278494**

Dear Kevin Danahy:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3

Material U.S. Federal Income Tax Consequences, page 31

1. We note your response to comment 2, but we are not persuaded by your response and reissue the comment. Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Adam Finerman, Esq.